

TESCO

TESCO PLC
PRELIMINARY RESULTS 2009/10

STRONG RESULTS, STRONG GROWTH TO COME

52 weeks ended 27 February 2010	2009/10	Growth vs 2008/9	
		vs 52 weeks	vs 53 weeks
Group sales (inc. VAT)*	**£62,537m**	**6.8%**	**5.2%**
Group revenue (ex. VAT)	**£56,910m**	**7.1%**	**5.6%**
Group trading profit	**£3,412m**	**12.3%**	**10.6%**
Underlying profit before tax	**£3,395m**	**10.1%**	**8.7%**
Group profit before tax	**£3,176m**	**10.4%**	**8.9%**
Underlying diluted earnings per share	**31.66p**	**9.1%****	**7.7%****
Diluted earnings per share	**29.19p**	**9.8%**	**8.3%**
Dividend per share	**13.05p**	**9.1%**	**9.1%**

Terry Leahy, Chief Executive, comments:
"By remaining focused on our strategy Tesco has weathered the economic storm well. Across the Group, we have successfully adapted our cost structures and ranges to help customers save money when they've needed to and treat themselves when they've wanted to. Our positions in international markets and non-food meant we faced strong headwinds when the downturn came but it will be these parts of our business which will grow fastest as the recovery strengthens.

Across all parts of our strategy - UK, International, Non-food, Services – our business is now stronger than it was before the recession. With leaner operations, improved market shares, strategic acquisitions performing well and a strong organic development programme, we're well-placed for sustained profitable growth. And with the balance sheet strengthening, we have strong foundations in place for improving returns on capital going forward."

HIGHLIGHTS

- **8.5% increase in Group sales* (ex-petrol);** 6.8% inc-petrol at £62.5bn
- **12.3% growth in Group trading profit and 10.1% rise in underlying profit before tax**
- **Underlying diluted EPS growth of 9.1%**; dividend per share growth of 9.1%**
- **Opened 7.1m sq ft of new space in the year;** 72% outside the UK
- **Net debt reduction to £7.9bn, ahead of plan;** further reductions planned in 2010/11
- **Strong property profits;** divestments totalling £1.8bn at attractive yields
- **Reaffirmed commitment to increasing Return On Capital Employed**
- **Market share gains and encouraging like-for-like trends in international markets**
- **UK sales growth running ahead of the industry,** driven by strong volumes
- **18% more UK households redeeming Clubcard vouchers than a year ago**
- **Leadership on climate change;** 7.8% Group reduction in CO_2 emissions from our baseline 2006/7 store and distribution portfolio
- **16,000 jobs to be created in Tesco this year including 9,000 in the UK**

* Group sales (inc. VAT) excludes the accounting impact of IFRIC13 (Customer Loyalty Programmes)
** Underlying diluted EPS growth calculated on a constant tax rate basis

SUMMARY OF GROUP RESULTS

These results are for the 52 weeks ended 27 February 2010. The previous year comparison has been adjusted on a 52 week pro forma basis from the 53 week statutory basis. All growth rates are calculated at actual exchange rates.

	Group			UK+	Asia	Europe	US	Tesco Bank
	£m	LY	Growth %	£m	£m	£m	£m	£m
Sales (inc. VAT)*	62,537	58,570	6.8%	42,254	9,072	9,997	354	860
Growth %				4.2%	19.7%	(0.7)%	72.7%	n/m
UK LFL (ex. Petrol)				2.6%				
UK LFL (ex. Petrol) VAT-adjusted				3.2%				
Revenue (ex. VAT)	56,910	53,115	7.1%	38,558	8,439	8,704	349	860
Growth %				4.5%	19.7%	(1.0)%	71.9%	n/m
Revenue growth ex. Petrol %			8.6%					
Trading profit***	3,412	3,039	12.3%	2,413	440	474	(165)	250
Growth %				6.7%	23.9%	(4.0)%	(17.9)%	n/m
Trading profit margin*	5.93%	5.68%		6.2%	5.2%	5.4%	(47.3)%	29.1%
Growth %			0.25%	0.1%	0.2%	(0.2)%	21.7%	n/m
Property profit	377	236	59.7%					
Deduct: IAS & exceptional adjustments	(332)	(153)						
Statutory/pro forma operating profit	3,457	3,122	10.7%					
JVs and associates	33	110	(70.0)%					
Net finance costs	(314)	(356)	(11.8)%					
Statutory/pro forma profit before tax	3,176	2,876	10.4%					
Add: IAS & exceptional adjustments	219	207						
Underlying profit before tax**	3,395	3,083	10.1%					
Dividend per share (pence)	13.05	11.96	9.1%					

	Group	UK	Asia	Europe	US	Tesco Bank
Capital expenditure (£bn)	3.1	1.5	0.8	0.6	0.1	0.1
Gross space added (million sq.ft.)	7.1	2.0	3.0	1.8	0.3	n/a

	Group
Operating cashflow ex Tesco Bank (£bn)	5.4
IFRS pensions liability post-tax (£bn)	1.3
Net debt (£bn)	7.9

* Excludes the accounting impact of IFRIC13 (Customer Loyalty Programmes). On a statutory basis, Group revenue (ex. VAT) growth was 5.6% and Group profit before tax growth was 8.9%. Trading margin also excludes the accounting impact of IFRIC13
** Underlying profit excludes the impact of non-cash elements of IAS 19, 32, 39 and 17 (principally pension costs, the marking to market of financial instruments and the impact of annual uplifts in rents and rent-free periods), the amortisation charge on intangible assets arising on acquisition (Tesco Bank), and the accounting impact of IFRIC13 (Customer Loyalty Programmes). It also excludes exceptional costs relating to restructuring in Ireland and relating to the impairment of goodwill in Japan
*** Trading profit excludes property profits and makes the same additional adjustments as our underlying profit measure
+ The UK segment excludes Tesco Bank. Tesco Bank is reported separately in accordance with IFRS8 'Operating Segments'

GROUP RESULTS

These results are for the 52 weeks ended 27 February 2010. In the last full financial year, we reported a 53-week period for the UK, Republic of Ireland and the United States (US) and a 52-week period for the rest of the Group. Growth rates in these results are expressed for the UK, Republic of Ireland and US to coincide with the comparable 52 weeks last year.

Statutory numbers include the adoption of IFRIC 13 (Customer Loyalty Programmes). All other numbers are shown excluding IFRIC 13, consistent with internal management reporting. More information can be found in Note 1 to the preliminary consolidated financial information.

Group sales, including VAT, increased by 6.8% to £62.5bn. At constant exchange rates, sales increased by 6.1% (including petrol) and 7.7% (excluding petrol).

Underlying profit before tax rose to £3,395m, an increase of 10.1%. Group trading profit was £3,412m, up 12.3% on last year and Group trading margin, at 5.9%, rose 25 basis points. These were helped by the fact that Tesco Bank was fully consolidated in 2009/10 and accounted for as a joint venture for most of 2008/9.

Group operating profit rose by 10.7% to £3,457m. Group profit before tax increased 10.4% to £3,176m.

On a statutory 52 week basis (compared to 53 weeks last year), Group operating profit rose by 9.1% to £3,457m and Group profit before tax rose by 8.9% to £3,176m.

Cash Flow and Balance Sheet. Tesco liquidity has improved significantly during the year through strong cash generation, tight control of capex and working capital improvements arising from better inventory management. Net debt has consequently reduced by £1.7bn to £7.9bn. The strength of our property backed balance sheet was further demonstrated with profitable market leading sale and leaseback transactions.

Group capital expenditure was £3.1bn (last year £4.7bn). This reduced level of spend was achieved whilst still delivering 8% growth in Group selling space. This year we plan to invest around £3.5bn in capital expenditure.

Excluding Tesco Bank cash flow from operating activities totalled £5.4bn (£5.1bn in 2008/09), including a £0.6bn improvement in working capital.

Excluding the effects of currency fluctuations, we expect to reduce net debt to £7.5bn by the end of the 2010/11 financial year.

Finance costs and tax. Net finance costs, after net favourable IFRS adjustments of £103m*, reduced to £314m (£356m last year on a consistent 52 week basis). A reduction in the underlying interest charge is expected next year. Total Group tax has been charged at an effective rate of 26.4% (last year 26.7%). We expect the tax rate in 2010/11 to be around 26%.

Dividend. Underlying diluted earnings per share increased by 9.2% to 16.62p in the second half, calculated using a constant tax rate. The Board has proposed a final dividend of 9.16p per share, taking the full-year dividend to 13.05p. This represents an increase of 9.1% on last year's full-year dividend which is in line with the growth in underlying diluted earnings per share at constant exchange rates. The final dividend will be paid on 9th July 2010 to shareholders on the Register of Members at the close of business on 30th April 2010.

Property. We are continuing to release value created through the long-term development of our property portfolio. In the year we completed deals with total proceeds of £1.8bn and we expect to divest a similar amount this year. The strong demand for these assets and the good yields achieved (initial yields between 5.0% and 5.2% for stores) demonstrate the strong underlying value of our property and the strength of the Tesco covenant. Profits from property

* £151m benefit from IAS 32 and IAS 39 (Fair value of derivatives) partially offset by £48m cost as a result of IAS 19 (Pensions)

in the year were £377m. Our property mix remains strong - over 70% of our property is freehold – supported by substantial new capital investment in freehold assets each year. Our latest property assets valuation of £34.6bn reflects recent firming yields across the market and confirms that our assets are worth well in excess of their book value.

Pension. Our award-winning defined-benefit career-average pension scheme is an important part of our competitive benefits package, which helps Tesco recruit and retain the best people. In the UK we have 160,000 employees in the scheme.

As at February 2010, under the IAS 19 methodology of pension liability valuation, the scheme had a deficit on a post-tax basis of £1.3bn, compared to £1.4bn at half year. The last actuarial valuation of the scheme's assets and liabilities showed a small and manageable deficit.

Return on Capital Employed. We have continued to invest during the recession, which has put pressure on returns in the short-term but is enabling us to make good progress in all our markets. During the financial year 2009/10 our post-tax return on capital employed (ROCE) fell from 12.8%* to 12.1%.

Having raised ROCE from 10.2% in 2002/3 to 12.6% in 2005/6, we committed in April 2006 to increase ROCE a further 200 basis points to 14.6%. We are renewing this commitment with confidence that with the prospect of an improving global economy and recent significant investments in acquisitions and new space making a greater contribution going forward, returns will improve in the coming few years, starting in 2010/11.

UPDATE ON STRATEGY

We have continued to make good progress with our strategy, which has delivered pleasing growth in challenging times. By continuing to invest through the downturn – in both the customer offer and in our stores and infrastructure - we are now well placed to grow faster and improve shareholder returns as the global economic recovery strengthens. The strategy has five elements:

- be an international retailer
- maintain a strong core UK business
- be as strong in non-food as in food
- develop retailing services
- and put community at the heart of what we do

INTERNATIONAL

In International we have delivered a resilient performance in the face of strong economic headwinds. Our businesses have made good progress – delivering for customers today and at the same time investing in the drivers of future growth. Our strategy is working – as shown by our strong market share performances – and we ended this year much stronger than we started it.

Each of our businesses has adapted itself to the demands of its local market – with strong local management teams finding ways to lower costs and deliver great value for customers. Increasingly our international businesses are also utilising the scale and skill of the Tesco Group – with more international sourcing, Discount Brands now in seven markets, F&F clothing now in ten countries, Clubcard introduced in seven countries with more Clubcard holders internationally than in the UK - and the Tesco Operating Model sharing our global best practice to the benefit of all our businesses. After a very tough first half of the year we are now seeing encouraging sales trends across almost all our markets; we saw strong improvements in like-for-like sales in the fourth quarter compared to the third and 7 of our 13 markets have started 2010/11 with positive like-for-like sales growth.

* In 2008/9, ROCE on a 52-week comparable basis was 12.7%. On a 53-week basis it was 12.8% (restated for the impact of IFRIC 13, IFRS 2 and goodwill adjustment)

With clear signs that our international markets are starting to recover we are planning to resume a faster pace of new space opening in the coming year. In 2009/10 we opened 5.1 million square feet of new space and in 2010/11 we will open 8.5 million square feet in addition to nine shopping malls in China. The performance of our international businesses through this severe recession has provided reassurance on the quality and resilience of our assets and local management teams and strengthens our confidence in our international strategy and long-term growth prospects.

Asia

	Asia Results		
	Actual rates		Constant rates
	£m	% growth	% growth
Asia sales (inc. VAT)	£9,072m	19.7%	15.3%
Asia trading profit	£440m	23.9%	18.9%
Trading margin	5.2%	0.2%	0.2%

We have delivered a strong performance in Asia despite challenging economic conditions in the region. We have grown sales and profits well - driven by new space and the strong performance of the stores acquired in Korea in 2008, which are now profitable. As economies generally in Asia start to recover we are seeing improving sales trends in all our businesses except Japan, where economic conditions remain subdued, with overall like-for-like sales for Asia turning positive in the fourth quarter. Profits in Asia grew by 24% with margins strengthening significantly in the second half (6.1% compared to 4.3% in the first half).

Our Asian markets offer a significant long-term opportunity. We have continued to invest through the downturn to ensure that we will be in an even stronger position as the economies recover. This year we opened 3.0 million square feet of new space across the region - an increase of more than 10% - and we plan to open 4.9 million square feet next year (excluding shopping malls). We have also continued to make good progress towards developing a strong brand in our most developed Asian markets with further expansion of Clubcard and our retailing services businesses.

- Homeplus in **Korea** delivered another very good performance this year with total sales growth of 33% (including 3% on a like-for-like basis) and profits up more than 50%. The integration of the former Homever stores has been completed successfully, ahead of plan, with the stores now trading profitably with double-digit like-for-like sales growth in the fourth quarter. Korea also opened 63 new stores in the year. The acquisition in 2008 has helped Homeplus grow its market share and close the gap with the market leader. We opened our first franchise store in February 2010 with more scheduled to open in this financial year. Korea is our largest international business with sales of £4.5bn and profits of almost £300 million.
- Tesco Lotus in **Thailand** has delivered an excellent performance - despite a background of continued political uncertainty - with double-digit profit growth on a constant exchange rates basis. A strong store opening programme – six hypermarkets, 11 Talad supermarkets and 75 Express – has helped drive our sales growth this year in a market in which we remain the clear market leader. Strong productivity gains have enabled us to make significant investments in lowering prices for customers whilst still delivering good margins and positive cash flow. The launch of Clubcard in August 2009 marked a new stage in the development of our business and take-up from customers has been excellent with four million customers signed up so far.
- In **China**, we are laying the foundations for long-term growth, with further investments in new stores, supply chain infrastructure and management. We have focused on three regions – each with its own management team – and with a focus on expansion into second and third tier cities. We opened 17 hypermarkets in the year, including in our first three 'Lifespace' shopping centre developments in Fushun, Qingdao and Qinhuangdao, with average tenant occupancy over 80% at opening. We plan to open 23 hypermarkets in 2010/11 of which nine will be in new 'Lifespace' malls. The mall development programme will be funded in part through joint ventures with third party investors. The first such joint venture – incorporating three malls - was established in November 2009 with a syndicate of leading Asian investors.

- Our business in **Malaysia** made good progress with sales growing 9% this year - increasing our market share. We continue to invest in Clubcard with more than 1 million customers signed up and with a dunnhumby team working with us locally to provide insight on pricing, range and promotions. We grew our space by 11% this year but with the economy starting to show signs of recovery we plan to step this up to 27% growth in 2010/11.
- **Japan**. In our 2008/9 annual report, we stated that with the challenging market conditions in Japan, we had only limited headroom on the carrying value of our Japan assets. Given the further deterioration in the retail market, it became appropriate to make a further impairment against the goodwill arising on the acquisition we made to enter the market in 2003, resulting in a £131m charge to the income statement (£82m in the first half and £49m in the second half).

  Our team in Japan continues to make progress in developing the business. Our new convenience format is receiving good feedback from customers who like the focus on fresh food and new features helping us to differentiate our offer such as the in-store bakery, an extensive wine range and our first 400 own-label products - which after only a few months already account for 10% of sales.
- Our early plans in **India** are progressing well. Our local management team is helping our franchise partner, Trent, to develop its Star Bazaar hypermarket operation which is currently achieving like-for-like sales of c.40% and buys more than 70% of its products from Tesco's wholesale business. Plans for our wholesale business are also on track with our first cash and carry store expected to open towards the end of this year.

Europe

	Europe Results		
	Actual rates		Constant rates
	£m	% growth	% growth
Europe sales (inc. VAT)	£9,997m	(0.7)%	(0.9)%
Europe trading profit	£474m	(4.0)%	(5.7)%
Trading margin	5.4%	(0.2)%	(0.3)%

Europe overall delivered a robust performance against strong economic headwinds in the form of increasing unemployment and price deflation. Sales growth varied across the region with a good contribution from new space helping sales grow in Poland and Turkey and stay stable in Czech Republic and Hungary. Significant price deflation and cross-border shopping driven by rapid movements in exchange rates resulted in sales declining in Slovakia and Ireland. Overall, however, the sales trends are now improving; each of our European businesses showed an improvement in like-for-like sales growth in the fourth quarter.

We have made market share gains across our Central European markets by reducing costs and lowering prices for customers and by continuing to invest in new space. Profitability in the region as a whole declined slightly compared with last year but was resilient given the severity of recession.

We are continuing to invest in the region, opening 1.8 million square feet of new space during the year - less than originally expected, primarily as a result of the economic environment. With the outlook improving we will be stepping up the rate of opening with a plan to add 3.1 million square feet of new space across the region in 2010/11.

- In **Ireland** we have made substantial changes to our business, which was facing the dual challenge of a severe recession and cross-border trading. By integrating more of our international brand buying with our UK business we have been able to reduce the prices of 12,500 products by an average of around 20%. Customers are responding enthusiastically to our improved pricing and range; significant uplifts in volumes have now offset the impact of lower prices, resulting in positive like-for-like sales growth in the last few weeks of the year and a growing market share. These changes, combined with a substantial cost reduction programme, have enabled Tesco Ireland to deliver a steady financial performance despite the economic headwinds and significant self-imposed price deflation. The cost of the exceptional restructuring activities was £33m in total for the year.

- Our business in **Hungary** continues to perform well – with sales levels being maintained despite a very weak economy in which unemployment levels increased by more than 25% and consumers were hit with a 5% increase in sales tax. We are continuing to execute our strategy of cutting costs and investing in lower prices for customers, helping our overall market share to grow again in the last year, further consolidating our market leadership.

- In **Poland**, we have had another good year with strong growth in sales and profits on a constant exchange rates basis. A good performance from the converted Leader Price stores, the popularity of our Discount Brands – now in one in three baskets - and our clothing range - which achieved like-for-like sales growth of more than 20% - have helped our business maintain positive ex-petrol like-for-like sales growth overall. The launch of Clubcard in August 2009 has been very well-received, with 1.8 million customers signing up so far.

- In the **Czech Republic** our strong new store opening programme has helped us maintain sales at levels similar to last year and improve our share of a market affected by high unemployment and price deflation. Our Express and 10,000 sq ft format stores continue to do well with positive like-for-like sales growth, but as in most markets, growth in the larger stores remains subdued as customers curtail their spending on non-food in the current environment. The outstanding category in non-food has been clothing with double-digit sales growth. Our flagship My Narodni department store in Prague was re-opened after a major refit project and we are pleased with the results to date.

- In **Slovakia**, the overall retail market has been very challenging with rising unemployment and sharp falls in industrial output. Cross-border shopping remained significant for much of the first half but abated in the second half after we reduced our prices within Slovakia to bring them more closely into line with neighbouring countries. Like-for-like sales growth is recovering strongly; from negative double digit for the first half to positive growth in the final few weeks of the year. A good store opening programme combined with investments in the shopping trip and customer loyalty - with Clubcard launching in Slovakia in September 2009 – have helped us extend our market-leading position further during the year. We have recently refitted and rebranded one of our large hypermarkets in Bratislava as an "Extra" adding new departments such as pharmacy, photo processing, opticians and phone shop. This is the first of its type in Central Europe.

- In **Turkey**, although we slowed our rate of expansion as planned in light of economic conditions, our sales from new space were strong, helping us to grow overall sales during the year. With the economy showing early signs of recovery we are planning to resume a faster rate of expansion this year. Turkey remains an important strategic long-term opportunity for us as a large, growing and relatively under-developed retail market.

United States

	US Results		
	Actual rates		Constant rates
	£m	% growth	% growth
US sales (inc. VAT)	£354m	72.7%	58.0%
US trading profit	£(165)m	(17.9)%	(7.9)%

In the United States, Fresh & Easy has been making good progress, despite prolonged weakness in the California, Nevada and Arizona economies. Customers are enthusiastic about our range, particularly the fresh food prepared in the Fresh & Easy kitchen, the store environment and the friendly service. As with any of our new businesses, we are adapting and improving our offer in response to customer feedback. During the year we have broadened the range in some key categories - like cereals and pet food - and added larger pack sizes for families. We have also introduced a range of lower priced house brands to help families on a budget.

With the improvements to our range implemented and with the number of stores growing (145 stores by end of 2009/10), we launched media campaigns – in September 2009 and January 2010 - focusing on how Fresh & Easy can offer both high quality and low prices. A combination of increased customer awareness and the improvements we have made in-store helped to drive

stronger positive like-for-like sales growth in the second half of the year.

With growing sales and improvements in productivity, waste and distribution costs, store economics are improving steadily. Overall trading losses were in line with guidance provided last year and reflect the fact that Fresh & Easy has been built with the infrastructure to support hundreds of stores.

We expect to open new stores at a rate of around one per week this year with a focus on areas where the local economy has been less severely hit and where we are seeing substantially stronger sales performance. One of the benefits of the downturn is a slightly softer property market; we are now able to buy more freehold properties and the overall cost of building a store has fallen by approximately 20%. A combination of new space and organic sales growth means that sales growth this year will be more than 50%.

Although we do not expect losses to be much lower in 2010/11 we believe they have now peaked.

UK

	UK Results **	
	£m	% growth
UK sales (inc. VAT)	£42,254m	4.2%*
UK trading profit	£2,413m	6.7%
Trading margin	6.2%	0.1%

*5.5% sales growth ex-petrol

Our UK business delivered a solid performance in competitive market conditions. Sales growth in the second half moderated a little compared with the first half. Our relative performance was stronger in the second half with our competitors' growth reflecting significantly reduced inflation in the industry. Excluding petrol and adjusting for VAT, like-for-like sales were 3.7% in the first half and 2.7% in the second half, driven by a strong volume performance. Achieving our target of opening 2 million square feet of new space during the year ensured that sales from new space made a good contribution to total sales growth, which was 6.5% for the first half and 5.7% for the second half (excluding petrol and adjusted for VAT).

We are growing faster than the industry as a whole and we have achieved this by remaining focused – as always - on customers. Our strategy of earning their loyalty by helping them to spend less – with low prices and affordable new products such as the Discount Brands – deflated sales growth initially but it was the right thing to do for customers. By encouraging and rewarding loyalty - through an increased investment in Clubcard - we have maintained steadier sales growth during the year than the industry as a whole, which has seen a significant slowdown with the steep decline in inflation.

Delivering for customers through recession is not just about lowering prices and offering great promotions; it's about delivering all elements of the shopping trip. Consequently, we have continued to invest in availability, service, range and quality with pleasing results:

- **Availability** has improved again this year as a result of a number of initiatives to improve stock management including: more efficient ordering systems, a greater focus on clearing promotional and dis-continued lines, better in-store monitoring processes and storing stock on the top of shelves on the shop floor rather than in the warehouse. The results have not only increased availability based on our dotcom picking measure and reduced evening gaps in fresh food by 18% but the resulting reduction in stock across our store network has made a significant contribution to our improved working capital position.
- **Service** remains a key differentiator. Our one-in-front initiative and increased investment in self-service checkouts – which now account for a quarter of all transactions – continue to keep us ahead of the industry on customer measures of

** Tesco.com, Tesco Telecoms and dunhumby are included in the UK segment and Tesco Bank excluded from the UK segment under IFRS8.

checkout service. We trained more than 200,000 staff to help them respond better to customer needs and our 'Every Comment Helps' initiative, which encourages customers to give instant feedback via text or email, has given us the benefit of 60,000 customer comments to help us improve our offer and service.

- Tesco's diverse and adaptable **range** allows us to offer a wide choice for every customer whatever their budget. Through the recession we have helped customers with lower-priced ranges such as Discount Brands and Market Value and we have also offered them affordable treats such as the Finest Restaurant Collection ready meals, which have been very popular. We continue to innovate with our range with over 2,600 new or improved own-brand food lines launched this year. As the economy starts to emerge from recession we are seeing customers buy more from our Finest range, which returned to positive like-for-like sales growth in the year.

- **Quality** - particularly in fresh food - remains important to customers even in tough times and as we emerge from recession this will become even more important. That's why we have been investing in our fresh food offer with a wide-ranging change programme. Improved technical standards, additional specialist staff training, closer relationships with our suppliers and significant changes to the way we merchandise some key products are helping us deliver a stronger range and better shopping experience for customers. These and other initiatives helped Tesco win the 'Fresh Produce Retailer of the Year' Award in 2009.

Building on these improvements, our increased investment in Clubcard with 'Double Points' is giving customers even greater reward for their loyalty. 'Double Points' has encouraged more customers to sign up; a higher proportion of transactions are now using a Clubcard; and 18% more households are redeeming Clubcard vouchers than a year ago. We are also making Clubcard more valuable with improved partner deals and more accessible with innovations such as the contactless Clubcard 'app' for the iPhone.

One of our most important areas of continued investment through the downturn has been in our staff. We made good progress in the year: looking after our people when times were tough; refining roles, hours and training towards the customer; and finding more efficient ways of working to increase productivity. In our stores we have an industry-leading pay and benefits package and we are continuing to help our staff progress their careers. The result is excellent morale and productivity; in our internal "Viewpoint" stores staff survey, we improved on 24 out of the 25 measures; and building on an improvement programme which started in 2003 we further improved attendance levels in the year, putting an additional four million hours into our stores and depots.

Our customer strategy is sustainable for the long-term because we can differentiate Tesco in a unique way with Clubcard and because our low prices and improvements to the customer shopping trip are based on permanent productivity gains. Our UK Step Change programme met its £550m savings target for the year and next year this will be higher as part of a global Step Change target of £800m.

Our growth strategy for the UK is also sustainable as it is based on taking a balanced approach to the key building blocks of top-line growth; solid like-for-like performance and a consistent contribution from new stores.

Through the experience and expertise of our property teams we have developed over a number of years a good pipeline of new space opportunities. As a result we have the opportunity to unwind some of the work-in-progress we have built up and will be stepping up the rate of expansion in 2010/11. We will be investing £1.6 billion of capital in the UK economy this year and will create thousands of jobs including for the long-term unemployed through our regeneration partnerships.

NON-FOOD

Non-food has been resilient through the downturn. In some key categories we have made significant market share gains as more customers have been encouraged to try our non-food range and as some competitors have felt the strain. Group non-food sales rose 6.2% to £13.1bn, with £9.0bn in the UK and £4.1bn in International.

We delivered a very strong non-food performance in the **UK** with steadily improving like-for-like sales growth during the year. A number of categories had particularly strong growth:

- **Electricals** - With competitive prices, a great range - in store and online - and over 1,000 Tesco Tech Support advisors in our stores to help customers make their choice, we are rapidly growing our presence in the electricals market. We now sell one in every six microwaves in the UK and one in four small-screen TVs. Our sales in electricals have doubled in the last four years and around 20% are now online.
- **Entertainment** - Our market share in games has doubled in the last year as a result of allocating it more space in store, re-vamping the range and layout and being more competitive on new releases. And we are innovating in the DVD market with 'Exclusive to Tesco' offers such as the Merry Madagascar DVD, which over the Christmas period sold in excess of one million units.
- **Toys** - Our sales in toys have grown 25% this year with online sales up more than 60%.
- **Clothing** sales grew by 7.3%, including positive like-for-like growth, to reach £1bn in sales for the first time, helped by a 15% increase in children's wear and the launch of our online clothing range.

Clothing is now a strength across our international markets and a good example of how we are bringing global scale and skill to our international businesses. In our four Central European markets, clothing like-for-like sales grew 14% this year - following strong growth the previous year - in a market which has been declining overall in the recession. Joint buying - whereby 95% of the supplier base in Central Europe is the same as Ireland and the UK - has brought the benefits of Group expertise and scale, helping to improve quality and costs. The success of the F&F brand - for which customer awareness in Central Europe has grown in the last year from 34% to 61% - has helped Tesco become one of the largest clothing retailers across the four Central European markets in which we operate. The F&F brand has also now been launched in four Asian markets, taking the total number of countries to ten.

RETAILING SERVICES

Following the announcement in July 2008 of our intention to take full ownership of Tesco Bank, we set a target to grow the profitability of the services businesses from a little under £400m in 2007/8 to £1bn. This year we made good progress in attracting new customers and growing sales and profits while at the same time laying the foundations for further growth. Total Retailing Services sales were £3.6bn, up 4.2% on last year and profits were £540m*, up 17.6%.

Tesco Bank

	Tesco Bank Results	
	£m	% growth
Tesco Bank revenue	£860m	(9.4)%**
Tesco Bank trading profit	£250m	13.1%**
Tesco Bank trading margin	29.1%	n/m

Overall, Tesco Bank has delivered a good performance in a challenging retail banking market.

* Retailing Services profits comprises profits from Telecoms, dotcom, dunnhumby and Tesco Bank, including UK store ATM rental income
** on a 08/09 pro-forma basis Tesco Bank revenue was £949m and trading profit was £221m

Bad debt levels rose during the year but have now stabilised and throughout have remained below industry averages. We have absorbed additional costs as we begin the process of moving the business onto its own infrastructure and build the team as we prepare the business for faster growth.

- **Commercial performance**. We grew the number of customer accounts by more than 400,000 in the last year - to a total of more than 6.2 million across all products. We have achieved double-digit customer growth in our banking products, including 27% growth in personal loans. In insurance we held our number of policies broadly flat in a very competitive market; the number of motor insurance policies declined – partly as a result of a planned reduction in our exposure to high-risk drivers – but the number of policies in home, pet and life insurance increased. Our 130 in-store travel bureaux saw an increase in transactions of more than 80% and the number of ATMs in our network grew to over 2,800.

- **Profit**. Gross profit grew 19% to £749m with a good performance in banking being partly offset by lower profitability in insurance, primarily as a result of lower investment income linked to the current low interest rate environment. Trading profit was up 13.1% to £250m (compared to £221m in 2008/09 on a pro forma basis). Profit before tax was £114m – with the primary deduction from operating profit being the previously announced £127m non-cash amortisation of intangibles arising on acquisition. This profit performance was achieved after an increase in operating costs - as a result of the change of ownership as the business prepares for expansion - and against the background of a 32% increase in bad debts – to £177m – which was in part offset by a credit relating to the unwind of the fair value adjustment created on acquisition.

- **Capital and liquidity**. The Tier 1 capital ratio at the end of 2009/10 was 13.0%. The funding and liquidity position of the business remained robust throughout the period with customer deposits in excess of customer lending. This is further supported by a high quality liquid asset portfolio, net short-term wholesale cash and investment grade assets worth £1.3bn.

- **Management team**. During the year good progress has been made in completing the recruitment of an experienced management team in all areas of the Bank: finance, risk, legal, commercial, treasury and IT. All senior roles have now been filled.

- **Development of insurance and banking platforms**. In September 2009 we entered into an agreement with Fortis (UK) Ltd to help us build the operational platform and technical expertise required to further develop our insurance business. We have also selected the core technology platforms for the banking products. The migration programmes for both sides of the business are progressing well and we expect to be writing business on the new systems by the end of 2010/11. We have secured new premises for banking and insurance operations in Glasgow and Newcastle, which will open in mid-2010.

- **New product development**. Subject to regulatory approval we anticipate launching new savings products and mortgages by the end of 2010/11, with current accounts to follow in the second half of 2011.

An income statement and balance sheet for Tesco Bank is available in the Investor Centre section of our corporate website – (www.tesco.com/corporate - Presentations and results – Analyst packs).

tesco.com

Our online businesses – including dotcom grocery and Direct - delivered another strong performance, achieving a 14% increase in sales with profits rising 26% to £136m.

In a little over a decade we have built a substantial profitable business that has sales of £2.1bn and employs 20,000 people. Our website is the third most visited retail website in the UK and last year our online grocery business delivered over a billion items.

The number of active customers in our online grocery business has grown - to over one million - and basket size has increased. Record levels of availability and innovations such as price matching on substitutions are improving the customer experience and helping to reduce calls to the service centre. By implementing new technology which improves driving and routing efficiency we have reduced costs and carbon emissions by improving fuel consumption per order by over 20% in the last three years.

Tesco Direct extends the reach of our non-food offer to customers via the internet, by phone and catalogues. Customers can choose to have goods delivered to their home or they can pick them up at one of our 261 in-store Direct desks. Tesco Direct had another good year, growing sales by 28% and continuing on its path towards profitability.

This year has also seen two new online sites launched:

- **www.clothingattesco.com** – our new clothing site, launched in October 2009, combines familiar Tesco labels – such as Cherokee and F&F – with some new Tesco lines exclusively offered online, plus a number of other brands. The site became one of the top ten most visited clothing websites within weeks of its launch. So far the customer feedback has been very strong, particularly on value for money and ease of shop.
- **www.tescoentertainment.com** - The launch of Tesco Entertainment in October 2009 brought together our entire physical and digital Entertainment offer, in a new and easy to use one-stop site. Customers are now able to buy a CD, DVD or game and a film or album download, all in one transaction. From the outset the new site has proved popular with customers and achieved over £1m sales in its fourth week.

Tesco Telecoms

Profit from our telecoms business grew, driven primarily by Tesco Mobile, which achieved a 14% increase in customer numbers - to more than two million – in a declining pre-pay market. Tesco Mobile also successfully entered the 'pay monthly' market this year with innovative tariffs and generous credit rewards, picking up the 'best tariff' accolade at the 2009 Mobile Choice Awards. Tesco Mobile remained the number one pay-as-you-go operator for customer satisfaction throughout 2009. In December 2009, Tesco Mobile broadened its appeal further by becoming only the third UK operator to offer the iPhone, for which sales have been encouraging.

We have made good progress in rolling out our Phone Shops with 105 open at year end and a further 100 planned by the end of this year. The Phone Shops are transforming our ability to sell products that require an assisted sale – particularly contract mobile phones.

Also in 2009, we signed a wholesale broadband agreement with Cable & Wireless, which will enable us to re-launch our broadband offer to customers in 2010 with higher bandwidth speeds and lower prices.

dunnhumby

This year marks dunnhumby's 20th anniversary. In addition to supporting Tesco's Clubcard in seven countries around the world, dunnhumby serves other retailers and manufacturers in 26 international markets; in fact Tesco now represents only around 15% of sales. dunnhumby is growing fast - with profits up 28% in the year – helped by new engagements in the United States (Macy's), Canada (Metro) and Colombia (Exito). dunnhumby now touches the lives of over 350 million consumers through its client relationships.

COMMUNITY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

Caring for the environment. We have made great progress this year in reducing CO_2 emissions across our business globally. Emissions from our baseline 2007 store and distribution centre portfolio have fallen by 7.8% over the past year and new stores and distribution centres built since 2006/07 are on average emitting 28.8% less CO_2 than their equivalents in 2006/07.

We have delivered on our promise to divert 100% of store waste in the UK from going directly to landfill.

In October, the Sustainable Consumption Institute held a conference to launch its first major report "Consumers: The Key to a Low-Carbon World". At that conference, we committed ourselves to a new set of challenging long-term targets: to become a zero carbon business by 2050, to reduce the carbon impact of products in our supply chain by 30% by 2020 and to help our customers halve their own footprints by 2020.

We opened the world's first zero-carbon supermarket in Ramsey, Cambridgeshire, in January this year, deploying a range of energy-efficiency measures, natural refrigeration and renewable energy technology.

Actively supporting local communities. During the year, we gave over £60m in cash donations to charities and contributions to community projects including cause-related marketing, gifts-in-kind, staff time and management costs. Once again, we have donated the equivalent of more than 1% of our profits to good causes.

Including our 'Charity of the Year' partnerships, which go from strength to strength, this year we raised over £7m for charity across the Group.

We have continued to roll out Community Champions right across the Group. Community Champions are staff members, who dedicate paid hours to coordinate store activities in their local communities. The Champions support local charities, organisations, schools and causes that local people really care about. We now have Champions in seven countries.

Buying and selling products responsibly. We are committed to buying and selling our products responsibly and treating our suppliers fairly. This not just the right thing to do, it is also in our business interest. We know that if you treat people decently they perform better. This approach also helps to improve the sustainability of our supply chain. By investing for the long-term in businesses that understand our needs, our customers benefit through better products and workers benefit through more stable and secure jobs. A third of our suppliers have been with us for at least five years and we are seeking to grow this proportion.

We have launched our 'Trading Fairly' programme and recruited our first ethical action managers in South Africa and Bangladesh, who work with our local suppliers to improve conditions across the supply chain. We have also introduced 'Trading Fairly' Awards for our produce and clothing suppliers, which reward suppliers making particularly strong efforts to improve conditions for workers.

We know that many of our customers want to buy products that support their local businesses and economy, particularly in the current economic climate. They are also concerned about the environmental impact of the products they buy. In the UK, we have dedicated local buying, marketing and technical teams in each of our regional buying offices. We stock more than 4,000 local lines and work with over 400 local and regional suppliers. In Poland, we sell more than 6,000 regional products.

Giving customers healthy choices. Across the Group we have exceeded our target of nutritional labelling on own brand products - we now label 100% of eligible products - giving customers the tools they need to make healthy choices.

As part of our strategy to encourage customers to lead more active lives we run a range of programmes around the world from aerobic competitions in Thailand to charity 'Runs for life' in Slovakia and the Czech Republic. This year we succeeded in getting 6.2 million people active across the world.

Creating good jobs and careers. We are dedicated to creating good jobs wherever we are. We will create 16,000 new jobs this year, including 9,000 in the UK. We also offer a wide range of competitive benefits.

CONTACTS

Investor Relations:	Mark George	01992 644800
	Steve Webb	01992 644800
Press:	Jonathan Church	01992 644645
	Angus Maitland - The Maitland Consultancy	0207 379 5151

This document is available via the internet at www.tesco.com/investorcentre

A meeting for investors and analysts will be held today at 9.00am at the Royal Bank of Scotland, 280 Bishopsgate, London EC2 4RB. Access will be by invitation only. Presentations from the meeting will be available at www.tesco.com/investorcentre

An interview with Sir Terry Leahy discussing the Preliminary Results is available now to download in video, audio and transcript form at www.tesco.com/corporate.

ADDITIONAL DISCLOSURES:

Risks and Uncertainties

As with any business, risk assessment and the implementation of mitigating actions and controls are vital to successfully achieving the Group's strategy. The Tesco Board has overall responsibility for risk management and internal control within the context of achieving the Group's objectives. The principal risks and uncertainties faced by the Group include;

- Business and financial strategy, including Group Treasury
- Operational threats and performance risk in the business
- Competition and consolidation
- People capabilities
- Reputation
- Environmental and climate change
- Product safety and health and safety
- Ethical risks in the supply chain
- Fraud and compliance
- Property
- Non-food
- IT systems and infrastructure
- Regulatory, political and economic environment, activism and terrorism
- Pensions
- Funding and liquidity, interest rate and foreign currency risk management
- Credit risk, Tesco Bank and insurance

Greater detail on these risks and uncertainties will be set out in the 2010 Annual Report, the publication of which will be announced in due course.

Statement of Directors' Responsibilities

The Directors confirm that to the best of their knowledge this preliminary consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the 2009 Annual Report, apart from those arising from the adoption of new International Financial Reporting Standards and Interpretations (see basis of preparation in the preliminary consolidated financial information). In preparing the preliminary consolidated financial information, the Directors have also made reasonable and prudent judgements and estimates and prepared the preliminary consolidated financial information on the going concern basis. The preliminary consolidated financial information and management report contained herein give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group. The Directors of Tesco PLC as at the date of this announcement are as set out below.

The Board

Directors

David Reid*
Chairman

Sir Terry Leahy
Chief Executive

Philip Clarke

Tim Mason

Lucy Neville-Rolfe CMG

Charles Allen* CBE

Karen Cook*

Ken Hanna*

Jacqueline Tammenoms Bakker*

Rodney Chase* CBE
Deputy Chairman

Richard Brasher

Andrew Higginson

Laurie McIlwee

David Potts

Patrick Cescau*

Dr Harald Einsmann*

Ken Hydon*

* Non-executive Directors

Company Secretary
Jonathan Lloyd

TESCO PLC
GROUP INCOME STATEMENT
Year ended 27 February 2010

	Notes	52 weeks 2010 £m	53 weeks 2009 Restated* £m	Increase %
Continuing operations				
Revenue (sales excluding VAT)	2	**56,910**	**53,898**	**5.6**
Cost of sales		(52,303)	(49,713)	
Gross profit		**4,607**	**4,185**	**10.1**
Administrative expenses		(1,527)	(1,252)	
Profit arising on property-related items		377	236	
Operating profit	2	**3,457**	**3,169**	**9.1**
Share of post-tax profits of joint ventures and associates		33	110	
Finance income		265	116	
Finance costs		(579)	(478)	
Profit before tax		**3,176**	**2,917**	**8.9**
Taxation	3	(840)	(779)	
Profit for the year		**2,336**	**2,138**	**9.3**
Attributable to:				
Owners of the parent		2,327	2,133	
Minority interests		9	5	
		2,336	2,138	9.3
Earnings per share				
Basic	5	29.33p	27.14p	8.1
Diluted	5	29.19p	26.96p	8.3
Dividend per share (including proposed final dividend)	4	13.05p	11.96p	9.1

Non-GAAP measure: underlying profit before tax	1	**£m**	**£m**	
Profit before tax		3,176	2,917	8.9
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - fair value remeasurements		(151)	88	
IAS 19 Non-cash Income Statement charge for pensions	6	24	27	
IAS 17 'Leases' - impact of annual uplifts in rent and rent-free periods		41	27	
IFRS 3 Amortisation charge from intangible assets arising on acquisition		127	32	
IFRIC 13 'Customer Loyalty Programmes' - fair value of awards		14	33	
Exceptional items:				
- IAS 36 Impairment of goodwill arising on acquisitions		131	-	
- Restructuring costs		33	-	
Underlying profit before tax		**3,395**	**3,124**	**8.7**
Underlying diluted earnings per share	5	31.66p	28.87p	9.7

* See Note 1 Basis of preparation.

TESCO PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
Year ended 27 February 2010

	Note	52 weeks 2010 £m	53 weeks 2009 Restated* £m
Change in fair value of available-for-sale financial assets and investments		1	3
Foreign currency translation differences		343	(275)
Total loss on defined benefit pension schemes	6	(322)	(629)
(Losses)/gains on cash flow hedges:			
- Net fair value (losses)/gains		(168)	505
- Reclassified and reported in the Group Income Statement		5	(334)
Tax relating to components of other comprehensive income		54	375
Total other comprehensive income for the year		**(87)**	**(355)**
Profit for the year		2,336	2,138
Total comprehensive income for the year		**2,249**	**1,783**
Attributable to:			
Owners of the parent		2,222	1,784
Minority interests		27	(1)
		2,249	1,783

* See Note 1 Basis of preparation.

TESCO PLC
GROUP BALANCE SHEET
27 February 2010

	Note	27 February 2010 £m	28 February 2009 Restated* £m	24 February 2008 Restated* £m
Non-current assets				
Goodwill and other intangible assets		4,177	4,076	2,336
Property, plant and equipment		24,203	23,152	19,787
Investment property		1,731	1,539	1,112
Investments in joint ventures and associates		152	62	305
Other investments		863	259	4
Loans and advances to customers		1,844	1,470	-
Derivative financial instruments		1,250	1,478	216
Deferred tax assets		38	49	104
		34,258	32,085	23,864
Current assets				
Inventories		2,729	2,669	2,430
Trade and other receivables		1,888	1,820	1,311
Loans and advances to customers		2,268	1,918	-
Loans and advances to banks and other financial assets		144	1,541	-
Derivative financial instruments		224	382	97
Current tax assets		6	9	6
Short-term investments		1,314	1,233	360
Cash and cash equivalents		2,819	3,509	1,788
		11,392	13,081	5,992
Non-current assets classified as held for sale		373	398	308
		11,765	13,479	6,300
Current liabilities				
Trade and other payables		(9,442)	(8,665)	(7,359)
Financial liabilities				
- Borrowings		(1,529)	(3,471)	(2,084)
- Derivative financial instruments and other liabilities		(146)	(525)	(443)
Customer deposits		(4,357)	(4,538)	-
Deposits by banks		(30)	(24)	-
Current tax liabilities		(472)	(362)	(455)
Provisions		(39)	(10)	(4)
		(16,015)	(17,595)	(10,345)
Net current liabilities		(4,250)	(4,116)	(4,045)
Non-current liabilities				
Financial liabilities				
- Borrowings		(11,744)	(12,391)	(5,972)
- Derivative financial instruments and other liabilities		(776)	(302)	(322)
Post-employment benefit obligations	6	(1,840)	(1,494)	(838)
Deferred tax liabilities		(795)	(676)	(791)
Provisions		(172)	(200)	(23)
		(15,327)	(15,063)	(7,946)
Net assets		**14,681**	**12,906**	**11,873**

* See Note 1 Basis of preparation.

TESCO PLC

GROUP BALANCE SHEET (continued)

27 February 2010

	27 February 2010 £m	28 February 2009 Restated* £m	24 February 2008 Restated* £m
Equity			
Share capital	399	395	393
Share premium account	4,801	4,638	4,511
Other reserves	40	40	40
Retained earnings	9,356	7,776	6,842
Equity attributable to owners of the parent	14,596	12,849	11,786
Minority interests	85	57	87
Total equity	**14,681**	**12,906**	**11,873**

* See Note 1 Basis of preparation.

TESCO PLC
GROUP STATEMENT OF CHANGES IN EQUITY
27 February 2010

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to owners of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 28 February 2009 (Restated*)	**395**	**4,638**	**40**	**7,776**	**12,849**	**57**	**12,906**
Total comprehensive income	**-**	**-**	**-**	**2,222**	**2,222**	**27**	**2,249**
Transactions with owners							
Share-based payments	-	-	-	241	241	-	241
Tax on items charged to equity	-	-	-	18	18	-	18
Purchase of minority interest	-	-	-	91	91	3	94
Dividends paid to minority interests	-	-	-	-	-	(2)	(2)
Issue of shares	4	163	-	-	167	-	167
Purchase of treasury shares	-	-	-	(24)	(24)	-	(24)
Dividends authorised in the year	-	-	-	(968)	(968)	-	(968)
Transactions with owners	**4**	**163**	**-**	**(642)**	**(475)**	**1**	**(474)**
At 27 February 2010	**399**	**4,801**	**40**	**9,356**	**14,596**	**85**	**14,681**

	Share capital	Share premium	Other reserves	Retained earnings	Total equity attributable to owners of the parent	Minority interests	Total equity
	£m	£m	£m	£m	£m	£m	£m
At 23 February 2008	**393**	**4,511**	**40**	**6,871**	**11,815**	**87**	**11,902**
IFRIC 13 restatement	-	-	-	(29)	(29)	-	(29)
At 23 February 2008 (Restated*)	**393**	**4,511**	**40**	**6,842**	**11,786**	**87**	**11,873**
Total comprehensive income	**-**	**-**	**-**	**1,784**	**1,784**	**(1)**	**1,783**
Transactions with owners							
Share-based payments	-	-	-	208	208	-	208
Tax on items charged to equity	-	-	-	60	60	-	60
Purchase of minority interest	-	-	-	-	-	(26)	(26)
Dividends paid to minority interests	-	-	-	-	-	(3)	(3)
Issue of shares	3	127	-	-	130	-	130
Share buy-backs	(1)	-	-	1	-	-	-
Purchase of treasury shares	-	-	-	(165)	(165)	-	(165)
Dividends authorised in the year	-	-	-	(883)	(883)	-	(883)
Fair value reserve arising on acquisition of Tesco Bank	-	-	-	(71)	(71)	-	(71)
Transactions with owners	**2**	**127**	**-**	**(850)**	**(721)**	**(29)**	**(750)**
At 28 February 2009 (Restated*)	**395**	**4,638**	**40**	**7,776**	**12,849**	**57**	**12,906**

* See Note 1 Basis of preparation.

TESCO PLC

GROUP CASH FLOW STATEMENT

Year ended 27 February 2010

	Notes	52 weeks 2010 £m	53 weeks 2009 £m
Cash flows from operating activities			
Cash generated from operations	7	5,947	4,978
Interest paid		(690)	(562)
Corporation tax paid		(512)	(456)
Net cash from operating activities		**4,745**	**3,960**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(65)	(1,275)
Proceeds from sale of property, plant and equipment		1,820	994
Purchase of property, plant and equipment and investment property		(2,855)	(4,487)
Proceeds from sale of intangible assets		4	-
Purchase of intangible assets		(163)	(220)
Increase in loans to joint ventures		(45)	(242)
Investments in joint ventures and associates		(4)	(30)
Investments in short-term and other investments		(1,918)	(1,233)
Proceeds from sale of short-term investments		1,233	360
Dividends received		35	69
Interest received		81	90
Net cash used in investing activities		**(1,877)**	**(5,974)**
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		167	130
Increase in borrowings		862	7,387
Repayment of borrowings		(3,601)	(2,733)
Repayments of obligations under finance leases		(41)	(18)
Dividends paid	4	(968)	(883)
Dividends paid to minority interests		(2)	(3)
Own shares purchased		(24)	(265)
Net cash from in financing activities		**(3,607)**	**3,615**
Net (decrease)/increase in cash and cash equivalents		**(739)**	**1,601**
Cash and cash equivalents at beginning of the year		**3,509**	**1,788**
Effect of foreign exchange rate changes		49	120
Cash and cash equivalents at the end of year		**2,819**	**3,509**

Reconciliation of net cash flow to movement in net debt
Year ended 27 February 2010

	Note	52 weeks 2010 £m	53 weeks 2009 £m
Net (decrease)/increase in cash and cash equivalents		(739)	1,601
Investment in Tesco Bank		(230)	-
Elimination of net increase in Tesco Bank cash and cash equivalents		(167)	(37)
Debt acquired on acquisition of Homever		-	(611)
Transfer of joint venture loan receivable on acquisition of Tesco Bank		-	(91)
Net cash inflow/(outflow) from debt and lease financing		2,780	(4,636)
Dividend received from Tesco Bank		150	-
Increase in short-term investments		81	873
Increase in joint venture loan receivables		45	242
Other non-cash movements		(249)	(759)
Decrease/(increase) in net debt for the year		1,671	(3,418)
Opening net debt		(9,600)	(6,182)
Closing net debt	8	**(7,929)**	**(9,600)**

NB: The reconciliation of net cash flow to movement in net debt is not a primary statement and does not form part of the cash flow statement but forms part of the notes to the preliminary consolidated financial information.

The unaudited preliminary consolidated financial information for the 52 weeks ended 27 February 2010 was approved by the Directors on 19 April 2010.

NOTE 1 Basis of preparation

This unaudited preliminary consolidated financial information has been prepared in accordance with the Disclosure and Transparency Rules of the UK Financial Services Authority and International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations, as endorsed by the European Union (EU). The accounting policies applied are consistent with those described in the Annual Report and Financial Statements 2009, apart from those arising from the adoption of new IFRSs detailed below, which will be described in more detail in the Annual Report and Financial Statements 2010. The auditors have confirmed that they are not aware of any matter that may give rise to a modification to their audit report.

The results for the 52 weeks ended 27 February 2010 include 52 weeks of trading for the UK, Republic of Ireland (ROI) and United Stated (US) businesses.

This preliminary consolidated financial information does not constitute statutory financial statements for the 52 weeks ended 27 February 2010 or the 53 weeks ended 28 February 2009 as defined in section 434 of the Companies Act 2006. The Annual Report and Financial Statements for the 53 weeks ended 28 February 2009 were approved by the Board of Directors on 1 May 2009 and have been filed with the Registrar of Companies. The report of the auditors on those financial statements was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 498 of the Companies Act 2006. The Annual Report and Financial Statements for 2010 will be filed with the Registrar in due course.

Adoption of new International Financial Reporting Standards

The Group has adopted the following new and amended standards and interpretations as of 1 March 2009:

- IFRIC 13 'Customer Loyalty Programmes', effective for annual periods beginning on or after 1 July 2008, requires customer loyalty awards to be accounted for as a separate component of the sales transaction in which they are granted. Part of the fair value of the consideration received relating to the customer loyalty awards is deferred and subsequently recognised over the period in which the awards are redeemed. The results for the 53 weeks ended 28 February 2009 have been restated accordingly. The impact on the Group Income Statement for the year ended 28 February 2009 is a £429m reduction in total revenue, £396m reduction in cost of sales and a £9m decrease to the taxation charge for the year. The net impact is a decrease of £33m to profit before tax and £24m to profit after tax. The net impact to the balance sheet as at 28 February 2009 is a £53m reduction in shareholders' equity, £73m increase in trade and other payables and a £20m reduction in the provision for deferred tax. The net impact to the balance sheet as at 24 February 2008 is a £29m reduction in shareholders' equity, £40m increase in trade and other payables and a £11m reduction in the provision for deferred tax. The prior year effect of the restatement on basic and diluted earnings per share is a reduction of 0.36p per share and 0.35p per share, respectively.

- Amendment to IFRS 2 'Share-Based Payment' - Vesting Conditions and Cancellations, effective for annual periods beginning on or after 1 January 2009 clarifies that only service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of the equity instruments granted. The award must be treated as a cancellation where the award does not vest as a result of a failure to meet a non-vesting condition that is within the control of either the Group or the counterparty. Cancellations are treated as accelerated vestings and all remaining future charges are immediately recognised in the Group Income Statement with the credit recognised directly in equity. The results for the year ended 28 February 2009 have been restated accordingly. The impact on the Group Income Statement, Balance Sheet and basic and diluted earnings per share for the prior year was not material.

- IFRS 8 'Operating Segments', effective for annual periods beginning on or after 1 January 2009 replaces IAS 14 'Segment Reporting' and requires operating segments to be reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for resource allocation and assessing performance of the operating segments, the key performance measure being trading profit, has been identified as the Executive Committee of the Board of Directors.

NOTE 1 Basis of preparation (continued)

- IAS 1 (revised) 'Presentation of Financial Statements', effective for annual periods beginning on or after 1 January 2009, prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the Statement of Changes in Equity, and requires 'non-owner changes in equity' to be presented in a performance statement. The Group has elected to present two statements: a Group Income Statement and a Group Statement of Comprehensive Income. The preliminary consolidated financial information has been prepared under the revised disclosure requirements. There was no impact on the results or net assets of the Group. Due to the adoption of IFRIC 13 and the amendment to IFRS 2, a balance sheet as at 24 February 2008 has been presented, as required by IAS 1 (revised) when there is a retrospective restatement.

- Amendments to IFRS 7 'Financial Instruments - Disclosures', effective for annual periods beginning on or after 1 January 2009 requires enhanced disclosures about fair value measurement and liquidity risk.

Sale and repurchase agreement (Tesco Bank)

In order to align with emerging industry practice the Treasury Bills and related Medium Term Notes previously recognised have been restated in the February 2009 Group Balance Sheet. These balances arose as a result of a securitisation and associated sale and repurchase agreement entered into as part of the Special Liquidity Scheme during the year ended 28 February 2009. The effect of the change in the prior year is a reduction in loans and advances to banks and other financial assets of £588m, with a related reduction in current borrowings.

IFRS 3 Business Combinations

Under IFRS 3 'Business Combinations', any adjustments to the provisional fair values allocated within twelve months of an acquisition date are calculated as if the fair value at the acquisition date had been recognised from that date. As a result, goodwill relating to the following acquisitions has been restated:

- Homever (acquired 30 September 2008): the net impact of the restatement is an increase in goodwill of £14m, increase in trade and other receivables of £22m, and increases in trade and other payables of £2m and non-current provisions of £34m.

- Tesco Bank (acquired on 19 December 2008): the net impact of the restatement is an increase in goodwill of £35m, increase in deferred tax assets of £28m, increase in non-current provisions of £99m and a decrease in retained earnings of £36m.

Use of non-GAAP profit measures

Underlying profit

The Directors believe that underlying profit and underlying diluted earnings per share measures provide additional useful information for shareholders on underlying trends and performance. These measures are used for internal performance analysis. Underlying profit is not defined by IFRS and therefore may not be directly comparable with other companies' adjusted profit measures. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

The adjustments made to reported profit before tax are:

- IAS 32 and IAS 39 'Financial Instruments' - fair value remeasurements - under IAS 32 and IAS 39, the Group applies hedge accounting to its various hedge relationships (principally interest rate swaps, cross currency swaps and forward exchange contracts and options) when it is allowed under the rules of IAS 39 and when practical to do so. Sometimes, the Group is unable to apply hedge accounting to the arrangements, but continues to enter into these arrangements as they provide certainty or active management of the exchange rates and interest rates applicable to the Group. The Group believes these arrangements remain effective and economically and commercially viable hedges despite the inability to apply hedge accounting.

NOTE 1 Basis of preparation (continued)

Use of non-GAAP profit measures (continued)

Underlying profit (continued)

Where hedge accounting is not applied to certain hedging arrangements, the reported results reflect the movement in fair value of related derivatives due to changes in foreign exchange and interest rates. In addition, at each year end, any gain or loss accruing on open contracts is recognised in the result for the year, regardless of the expected outcome of the hedging contract on termination. This may mean that the Group Income Statement charge is highly volatile, whilst the resulting cash flows may not be as volatile. The underlying profit measure removes this volatility to help better identify underlying business performance. During 2010, £nil (2009 - £10m) of the IAS 32 and IAS 39 charge arose in share of post-tax profits of joint ventures and associates, with the remainder arising in finance income/costs.

- IAS 19 Income Statement charge for pensions - Under IAS 19 'Employee Benefits', the cost of providing pension benefits in the future is discounted to a present value at the corporate bond yield rates applicable on the last day of the previous financial year. Corporate bond yields rates vary over time which in turn creates volatility in the Group Income Statement and Group Balance Sheet. IAS 19 also increases the charge for young pension schemes, such as Tesco's, by requiring the use of rates which do not take into account the future expected returns on the assets held in the pension scheme which will fund pension liabilities as they fall due. The sum of these two effects can make the IAS 19 charge disproportionately higher and more volatile than the cash contributions the Group is required to make in order to fund all future liabilities. Therefore, within underlying profit we have included the 'normal' cash contributions within the measure but excluded the volatile element of IAS 19 to represent what the group believes to be a fairer measure of the cost of providing post-employment benefits.
- IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods – The amount charged to the Group Income Statement in respect of operating lease costs and incentives is expected to increase significantly as the Group expands its international business. The leases have been structured in a way to increase annual lease costs as the businesses expand. IAS 17 requires the total cost of a lease to be recognised on a straight-line basis over the term of the lease, irrespective of the actual timing of the cost. The impact of this straight-line treatment in 2010 was a charge of £41m (2009 - £27m) to the Group Income Statement after deducting the impact of this straight-line treatment recognised as rental income within share of post-tax profits of joint ventures and associates.
- IFRS 3 'Business Combinations' – Amortisation charge from intangible assets arising on acquisition – under IFRS 3 intangible assets are separately identified and valued. The intangible assets are required to be amortised on a straight-line basis over their useful economic lives and as such is a non-cash charge that does not reflect the underlying performance of the business acquired.
- IFRIC 13 'Customer Loyalty Programmes' – This new interpretation requires the fair value of customer loyalty awards to be measured as a separate component of a sales transaction. The underlying profit measure removes this fair value allocation to present underlying business performance, and to reflect the performance of the operating segments as measured by management.
- Exceptional items – Due to their significance and special nature, certain other items which do not reflect the Group's underlying performance have been excluded from underlying profit. These gains or losses can have a significant impact on both absolute profit and profit trends; consequently, they are excluded from the underlying profit of the Group. For the year ended 27 February 2010, exceptional items are as follows:
  - IAS 36 Impairment of goodwill arising on acquisitions – For the year ended 27 February 2010, the carrying value of goodwill relating to Japan was not fully recoverable, resulting in an impairment charge of £131m (2009 - £nil), and as such is a non-cash charge that does not reflect the underlying performance of the business. The recoverable amount for Japan was based on value-in-use, calculated from cash flow projections for five years using data from the Group's latest internal forecasts, the results of which are reviewed by the Board.
  - Restructuring costs – These relate to certain costs associated with the Group's restructuring activities. For the year ended 27 February 2010, the Group incurred £33m (2009 - £nil) relating to restructuring activities.

  There were no exceptional items in 2009.

NOTE 2 Segmental analysis

IFRS 8 requires operating segments to be determined based on the Group's internal reporting to the Chief Operating Decision Maker ("CODM"). The CODM has been determined to be the Executive Committee of the Board of Directors as they are primarily responsible for the allocation of resources to segments and the assessment of performance of the segments. Previously, segments were determined and presented in accordance with IAS 14 "Segment Reporting".

The CODM uses trading profit, as reviewed at monthly Executive Committee meetings as the key measure of the segments' results as it reflects the segments' underlying trading performance for the period under evaluation. Trading profit is a consistent measure within the Group.

Segmental trading profit is an adjusted measure of operating profit, which measures the performance of each segment before exceptional items (goodwill impairment and restructuring charges), profit arising on property-related items, impact on leases of annual uplifts in rent and rent-free periods, amortisation charges from intangible assets arising on acquisition, adjustments to fair value of customer loyalty awards and replaces the IAS 19 pension charge with the 'normal' cash contributions for pensions.

On the adoption of IFRS 8, the Group revised its operating and reporting segments. The Group's operating segments were previously defined geographically - UK, Rest of Europe, Asia and US. The Group's operations (retail and retailing services) are managed by geography, with Tesco Bank (formerly Tesco Personal Finance (TPF)) as a separate reporting segment because of its different regulatory environment. Accordingly, the segments under IFRS 8 are UK, Rest of Europe (ROE comprises Republic of Ireland, Hungary, Poland, the Czech Republic, Slovakia and Turkey), Asia (comprising Thailand, South Korea, Malaysia, China, Japan and India), US and Tesco Bank.

Comparative information has been restated to reflect these new segments.

Inter-segment turnover between the operating segments is not material.

The segment results for the year ended 27 February 2010, for the year ended 28 February 2009 and the reconciliation of the segment measures to the respective statutory items included in the preliminary consolidated financial information are as follows:

52 weeks ended 27 February 2010								
	At constant exchange rates							
Continuing operations	**UK**	**ROE**	**Asia**	**US**	**Tesco Bank**	**Total at constant exchange**	**Foreign exchange**	**Total at actual exchange**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Sales inc. VAT (excluding IFRIC 13)	42,254	9,979	8,737	324	860	62,154	383	62,537
Revenue (excluding IFRIC 13)	39,104	8,704	8,148	319	860	57,135	367	57,502
Effect of IFRIC 13	(546)	(19)	(25)	-	-	(590)	(2)	(592)
Revenue	38,558	8,685	8,123	319	860	56,545	365	56,910
Trading profit/(loss)	2,413	466	422	(151)	250	3,400	12	3,412
Trading margin*	6.2%	5.4%	5.2%	(47.3%)	29.1%	5.9%	-	5.9%

	At actual exchange rates					
	UK	**ROE**	**Asia**	**US**	**Tesco Bank**	**Total at actual exchange**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Sales inc. VAT (excluding IFRIC 13)	42,254	9,997	9,072	354	860	62,537
Revenue (excluding IFRIC 13)	39,104	8,724	8,465	349	860	57,502
Effect of IFRIC 13	(546)	(20)	(26)	-	-	(592)
Revenue	38,558	8,704	8,439	349	860	56,910
Trading profit/(loss)	2,413	474	440	(165)	250	3,412
Trading margin*	6.2%	5.4%	5.2%	(47.3%)	29.1%	5.9%

* Trading margin is based on revenue excluding IFRIC 13.

NOTE 2 Segmental analysis (continued)

53 weeks ended 28 February 2009								
	At constant exchange rates							
Continuing operations	**UK**	**ROE**	**Asia**	**US**	**Tesco Bank**	**Total at constant exchange**	**Foreign exchange**	**Total at actual exchange**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**
Sales inc. VAT (excluding IFRIC 13)	41,357	8,373	7,020	181	163	57,094	2,332	59,426
Revenue (excluding IFRIC 13)	38,028	7,335	6,552	179	163	52,257	2,070	54,327
Effect of IFRIC 13	(378)	(26)	(18)	-	-	(422)	(7)	(429)
Revenue	37,650	7,309	6,534	179	163	51,835	2,063	53,898
Trading profit/(loss)	2,309	411	345	(123)	68	3,010	76	3,086
Trading margin*	6.1%	5.6%	5.3%	(68.7%)	41.7%	5.8%	-	5.7%

	At actual exchange rates					
	UK	**ROE**	**Asia**	**US**	**Tesco Bank**	**Total at actual exchange**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Sales inc. VAT (excluding IFRIC 13)	41,357	10,120	7,578	208	163	59,426
Revenue (excluding IFRIC 13)	38,028	8,862	7,068	206	163	54,327
Effect of IFRIC 13	(378)	(31)	(20)	-	-	(429)
Revenue	37,650	8,831	7,048	206	163	53,898
Trading profit/(loss)	2,309	496	355	(142)	68	3,086
Trading margin*	6.1%	5.6%	5.0%	(68.9%)	41.7%	5.7%

* Trading margin is based on revenue excluding IFRIC 13.

Reconciliation of trading profit to profit before tax

	52 weeks ended 27 February 2010 £m	53 weeks ended 28 February 2009 Restated £m
Trading profit	**3,412**	**3,086**
Adjustments:		
Profit arising on property-related items	377	236
IAS 19 Non-cash Income Statement charge for pensions	24	(52)
IAS 17 'Leases' – impact of annual uplifts in rent and rent-free periods	(51)	(36)
IFRS 3 'Business Combinations' – amortisation charge from intangible assets arising on acquisition	(127)	(32)
IFRIC 13 'Customer Loyalty Programmes' – fair value of awards	(14)	(33)
Exceptional items:		
- IAS 36 Impairment of goodwill arising from acquisitions	(131)	-
- Restructuring costs	(33)	-
Operating profit	**3,457**	**3,169**
Share of post-tax profit of joint ventures and associates	33	110
Finance income	265	116
Finance costs	(579)	(478)
Profit before tax	3,176	2,917
Taxation	(840)	(779)
Profit for the year	**2,336**	**2,138**

NOTE 3 Taxation

	52 weeks ended 27 February 2010 £m	53 weeks ended 28 February 2009 Restated £m
UK	710	660
Overseas	130	119
	840	**779**

NOTE 4 Dividends

	52 weeks ended 27 February 2010		53 weeks ended 28 February 2009	
	Pence/ share	**£m**	**Pence/ share**	**£m**
Amounts recognised as distributions to owners in the year:				
Final dividend for the prior financial year	8.39	660	7.70	603
Interim dividend for the current financial year	3.89	308	3.57	280
	12.28	**968**	**11.27**	**883**
Proposed final dividend for the current financial year	9.16	731	8.39	662

The proposed final dividend was approved by the Board on 19 April 2010 but has not been included as a liability as at 27 February 2010, in accordance with IAS 10 'Events after the balance sheet date'.

NOTE 5 Earnings per share and diluted earnings per share

Basic earnings per share amounts are calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share amounts are calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year (adjusted for the effects of potentially dilutive options).

The dilution effect is calculated on the full exercise of all potentially dilutive ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned.

All operations are continuing for the years presented.

	52 weeks ended 27 February 2010			53 weeks ended 28 February 2009 Restated		
	Basic	**Potentially dilutive share options**	**Diluted**	**Basic**	**Potentially dilutive share options**	**Diluted**
Profit (£m)	2,327	-	2,327	2,133	-	2,133
Weighted average number of shares (millions)	7,933	39	7,972	7,859	53	7,912
Earnings per share (pence)	**29.33**	**(0.14)**	**29.19**	**27.14**	**(0.18)**	**26.96**

NOTE 5 Earnings per share and diluted earnings per share (continued)

Reconciliation of non-GAAP underlying diluted earnings per share

	52 weeks ended 27 February 2010		53 weeks ended 28 February 2009 Restated	
	£m	**pence/ share**	**£m**	**pence/ share**
Profit				
Earnings from operations	2,327	29.19	2,133	26.96
Adjustments for:				
IAS 32 and IAS 39 'Financial Instruments' - fair value remeasurements	(151)	(1.90)	88	1.11
IAS 19 Non-cash Income Statement charge for pensions	24	0.30	27	0.34
IAS17 'Leases' – impact of annual uplifts in rent and rent-free periods	41	0.52	27	0.34
IFRS 3 Amortisation charge from intangible assets arising on acquisition	127	1.59	32	0.41
IFRIC 13 'Customer Loyalty Programmes' – fair value of awards	14	0.18	33	0.41
Exceptional items:				
- IAS 36 Impairment of goodwill arising on acquisitions	131	1.64	-	-
- Restructuring costs	33	0.41	-	-
Tax effect of adjustments at the effective rate of tax (2010 – 25.4%*; 2009 – 26.7%)	(22)	(0.27)	(56)	(0.70)
Underlying earnings from operations	**2,524**	31.66	**2,284**	28.87

Underlying diluted earnings per share reconciliation

	52 weeks ended 27 February 2010		53 weeks ended 28 February 2009 Restated	
	%	**£m**	**%**	**£m**
Underlying profit before tax		3,395		3,124
Effective tax rate	25.4%*	(862)	26.7%	(835)
Minority interests		(9)		(5)
Total		2,524		2,284
Underlying diluted earnings per share (pence)		**31.66**		**28.87**

*The effective tax rate of 25.4% excludes the adjustment for goodwill impairment.

NOTE 6 Post-employment benefits

Pensions

The Group operates a variety of post-employment benefit arrangements covering funded defined contribution and both funded and unfunded defined benefit schemes. The most significant of these are funded defined benefit pension schemes for the Group's employees in the UK and the Republic of Ireland.

Principal Assumptions

The valuations used for IAS 19 have been based on the most recent actuarial valuations as at 31 March 2008 and updated by Tower Watson Limited to take account of the requirements of IAS 19 in order to assess the liabilities of the schemes as at 27 February 2010. The major assumptions, on a weighted average basis, used by the actuaries were as detailed below.

	27 February 2010 %	28 February 2009 %
Discount rate	5.9	6.5
Price inflation	3.6	3.2
Rate of increase in salaries	3.6	3.7
Rate of increase in pensions in payment*	3.4	3.1
Rate of increase in deferred pensions*	3.6	3.2
Rate of increase in career average benefits	3.6	3.2

*In excess of any Guaranteed Minimum Pension (GMP) element.

At 27 February 2010, the mortality assumptions have been strengthened. The base mortality tables previously disclosed in the Group's 2008/09 Annual Report have been updated in line with medium cohort improvements with a minimum improvement of 1% per annum from 31 March 2008 to 27 February 2010. In addition, the allowance for future mortality improvements has been changed to incorporate medium cohort improvements with a minimum improvement of 1% per annum.

The following table illustrates the expectation of life of an average member retiring at age 65 at the Balance Sheet date and a member reaching age 65 at the same date +25 years.

		At 27 February 2010 in years	At 28 February 2009 in years
Retiring at Reporting date at age 65	Male	21.6	21.5
	Female	23.4	23.3
Retiring at Reporting date +25 years at age 65	Male	24.0	23.9
	Female	25.9	25.8

Movement in the deficit during the year

The movement in the deficit during the year was as follows:

	2010 £m	2009 £m
Deficit in schemes at the beginning of the year	**(1,494)**	**(838)**
Current service cost	(391)	(428)
Other finance (cost)/income	(48)	25
Contributions by employer	415	376
Foreign currency translation differences	(2)	(2)
Actuarial loss	(320)	(627)
Deficit in schemes at the end of the year	**(1,840)**	**(1,494)**

NOTE 7 Reconciliation of profit before tax to net cash generated from operations

	52 weeks ended 27 February 2010 £m	53 weeks ended 28 February 2009 Restated £m
Profit before tax	3,176	2,917
Net finance costs	314	362
Share of post-tax profits of joint ventures and associates	(33)	(110)
Operating profit	3,457	3,169
Depreciation and amortisation	1,384	1,189
Profit arising on property-related items	(377)	(236)
Loss arising on sale of non property-related items	5	3
Impairment of goodwill	131	-
Net reversal of impairment of property, plant and equipment	(26)	(22)
Adjustment for non-cash element of pension charges	(24)	52
Share-based payments	241	204
Decrease/(increase) in inventories	34	(95)
Decrease in trade and other receivables	124	79
Increase in trade and other payables	453	728
Tesco Bank (decrease) in loans and advances to customers	(724)	(20)
Tesco Bank increase/(decrease) in loans and advances to banks and other financial assets and receivables	1,369	(1,538)
Tesco Bank (decrease)/increase in customer and bank deposits, payables and other financial liabilities including borrowings	(100)	1,465
Increase in working capital	1,156	619
Cash generated from operations	**5,947**	**4,978**

NOTE 8 Analysis of changes in net debt

	At 28 February 2009* £m	Tesco Bank At 28 February 2009 £m	Cash flow £m	Other non-cash movements £m	Elimination of Tesco Bank working capital £m	At 27 February 2010* £m
Cash and cash equivalents	3,472	37	(739)	49	(204)	2,615
Short-term investments	1,233	-	81	-	-	1,314
Joint venture loan and other receivables	262	-	45	13	-	320
Derivative financial instruments and other financial assets	1,858	2	(78)	(308)	(2)	1,472
Cash and receivables	**6,825**	**39**	**(691)**	**(246)**	**(206)**	**5,721**
Bank and other borrowings	(3,424)	-	2,909	(969)	256	(1,228)
Finance lease payables	(47)	-	41	(39)	-	(45)
Derivative financial instruments	(483)	(42)	(51)	430	14	(132)
Debt due within one year	**(3,954)**	**(42)**	**2,899**	**(578)**	**270**	**(1,405)**
Bank and other borrowings	(11,973)	(222)	(392)	1,007	224	(11,356)
Finance lease payables	(196)	-	-	32	-	(164)
Derivative financial instruments	(302)	-	(10)	(464)	51	(725)
Debt due after one year	**(12,471)**	**(222)**	**(402)**	**575**	**275**	**(12,245)**
	(9,600)	**(225)**	**1,806**	**(249)**	**339**	**(7,929)**

*These amounts relate to the net debt excluding Tesco Bank.